Exhibit 99.1

China-based State-owned Automaker Selects Hirain and Arbe’s Ultra High-Definition Radar for its L4 Vehicle Program

Arbe’s high-performance radar selected to enable advanced safety and automated driving capabilities, with Start of Production planned for December 2026

TEL AVIV, Israel, December 29, 2025 - Arbe Robotics Ltd. (NASDAQ: ARBE) (TASE: ARBE), a global leader in Perception Radar solutions, announced today that a China-based state-owned automaker has chosen Hirain Technologies and Arbe’s Ultra HD Radar for its Level 4 autonomous (L4) vehicle program, with vehicle start of production (SOP) scheduled to begin in December 2026. The high-performance radar technology was chosen to deliver advanced safety and autonomy for urban and highway environments.

After several years of joint development, Hirain’s LRR610 Radar, powered by Arbe’s chipset, was selected for the automaker’s L4 program, with thousands of vehicles expected to be released to the market during 2027. Arbe’s proprietary chipset has the largest channel array count in the industry with 48 receiving and 48 transmitting RF channels, a dedicated processor chip that provides dense data enabling AI-based post-processing. The radar will be installed as the front-facing radar on each vehicle.

“Level 4 autonomous vehicles require the highest standards on radar resolution, accuracy, and reliability,” said Chengjian Fan, CTO of Hirain Technologies. “By leveraging Arbe’s high-resolution radar chipset, we are able to deliver the highly detailed and accurate sensing capabilities required for complex urban environments and the long-range detection in high resolution needed for driving at high speed on the highway. In these scenarios, where traffic density, vulnerable road users, and edge cases are most common, our top priorities are safety, unmatched perception, and smooth, predictable vehicle behavior.”

“China is a highly strategic market, one that is advancing rapidly toward autonomous driving. We are pleased to see this momentum and meaningful progress in the region,” said Kobi Marenko, CEO of Arbe. “Hirain is an exceptional partner, highly innovative and consistently quick to translate evolving market needs into advanced, customer-ready solutions.”

Arbe will present a live demonstration of its automotive-grade radar technology at CES 2026, Booth 4551, West Hall, LVCC. To schedule a demo of Arbe’s advanced radar technology, visit https://arberobotics.com/ces2026/

About Arbe

Arbe (Nasdaq: ARBE), a global leader in ultra-high-resolution radar solutions, is driving a radar revolution. Its cutting-edge radar chipset delivers up to 100 times more detail than other radar systems, empowering automakers and radar Tier-1s to develop truly safe driving systems that scale from ADAS to hands-free, eyes-off capabilities and up to full vehicle autonomy. Arbe’s technology addresses the most critical use cases by delivering real-time, 4-dimensional imaging that enables the perception stack with information such as precise mapping of drivable free space in highway and urban environments across all weather and lighting conditions. With its transformative impact across passenger, commercial, and industrial vehicle segments, as well as other advanced safety applications, Arbe is redefining the role of radar in next-generation mobility.

Headquartered in Tel Aviv, Israel, the company also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

About Beijing JingWei Hirain Technologies

Founded in 2003, Beijing Jingwei Hirain Technologies Co., Inc.(“Hirain”) strives to be a world-class provider of electronic systems and technology services. Guided by the principles of “Value Innovation and Customer Focus”, we specialize in the automotive and transportation industries, offering a comprehensive portfolio that includes Automotive Electronics, R&D Services and Solutions, integrated systems and specialized vehicles, and intelligent transportation solutions to clients worldwide. Headquartered in Beijing, Hirain has built an integrated ecosystem encompassing marketing, R&D, manufacturing, operations, and after-sales support. With R&D and service centers strategically located in China, the United States, Germany, and Malaysia, along with four modern manufacturing facilities in Tianjin, Nantong, Nanchang, and Malaysia (State of Malacca), we are well-positioned to deliver high-quality and reliable electronic system technologies and services to our global customers. For more information please visit: https://www.Hirain.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the demonstrations at CES and statements made at such demonstrations will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include whether and when we receive secure the orders and the extent of any orders we receive; our ability to meet expectations with respect to our financial guidance and outlook; the acceptance our technology, the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Media Contacts:

DeeDee Rudenstein

Propel Strategic Communications

drudenstein@propelsc.com

+1 267-521-9654

Investor Relations:

Ehud Helft & Kenny Green

EK Global Investor Relations

arbe@ekgir.com

+1 212-378-8040